News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
January 31, 2023

Manulife Financial Corporation announces Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 11

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 11 (the “Series 11 Preferred Shares”) (TSX: MFC.PR.J) on March 19, 2023. As a result, subject to certain conditions described in the prospectus supplement dated November 27, 2012 relating to the issuance of the Series 11 Preferred Shares (the “Prospectus”), the holders of the Series 11 Preferred Shares have the right, at their option, to convert all or part of their Series 11 Preferred Shares on a one-for-one basis into Non-cumulative Floating Rate Class 1 Shares Series 12 of Manulife (the “Series 12 Preferred Shares") on March 19, 2023. A formal notice of the right to convert Series 11 Preferred Shares into Series 12 Preferred Shares will be sent to the registered holders of the Series 11 Preferred Shares in accordance with the share conditions of the Series 11 Preferred Shares. Holders of Series 11 Preferred Shares are not required to elect to convert all or any part of their Series 11 Preferred Shares into Series 12 Preferred Shares. Holders who do not exercise their right to convert their Series 11 Preferred Shares into Series 12 Preferred Shares on such date will retain their Series 11 Preferred Shares, unless automatically converted in accordance with the conditions below.
The foregoing conversion right is subject to the conditions that: (i) if, after March 6, 2023, Manulife determines that there would be less than 1,000,000 Series 11 Preferred Shares outstanding on March 19, 2023, then all remaining Series 11 Preferred Shares will automatically be converted into an equal number of Series 12 Preferred Shares on March 19, 2023, and (ii) alternatively, if, after March 6, 2023, Manulife determines that there would be less than 1,000,000 Series 12 Preferred Shares outstanding on March 19, 2023, then no Series 11 Preferred Shares will be converted into Series 12 Preferred Shares. In either case, Manulife will give written notice to that effect to any registered holders of Series 11 Preferred Shares affected by the preceding minimums on or before March 13, 2023.
The dividend rate applicable to the Series 11 Preferred Shares for the 5-year period commencing on March 20, 2023, and ending on March 19, 2028, and the dividend rate applicable to the Series 12 Preferred Shares for the 3-month period commencing on March 20, 2023, and ending on June 19, 2023, will be determined and announced by way of a news release on February 21, 2023. Manulife will also give written notice of these dividend rates to the registered holders of Series 11 Preferred Shares.
Beneficial owners of Series 11 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on March 6, 2023. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, TSX Trust Company, at 1‑800-783-9495.
Subject to certain conditions described in the Prospectus, Manulife may redeem the Series 11 Preferred Shares, in whole or in part, on March 19, 2028 and on March 19 every five years thereafter and may redeem the Series 12 Preferred Shares, in whole or in part, after March 19, 2023.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 12 Preferred Shares effective upon conversion. Listing of the Series 12 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 12 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.
The Series 11 Preferred Shares and the Series 12 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com